UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1 .Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol: PharmChem Laboratories, Inc. (PCHM)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __XX__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) Edwards William Leland	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year December 2000
(Street) 470 University Avenue			5. If Amendment, Date of Original (Month/Year) January 29, 2001				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _X_Form filed by More than One Reporting Person - See Note 1
(City) (State) (Zip) Palo Alto, California 94301	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	12/20/2000	P		25,000	A	$2.00	1,523,235	D & I	See Notes 1 & 2
Common Stock	12/22/2000	P		46,300	A	$2.50
Common Stock	12/27/2000	P		2,000	A	$2.50

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting persons consist of William Leland Edwards, Palo Alto Investors, LLC, a California limited liability company ("PAI LLC") and Palo Alto Investors, a California corporation ("PAI Corp"). The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the President and principal member of PAI LLC and the President and controlling shareholder of PAI Corp. PAI LLC is an investment adviser registered with the Securities and Exchange Commission. PAI LLC serves as investment adviser to investment limited partnerships of which it is the general partner and to other clients. Mr. Edwards, PAI LLC and PAI Corp are filing this Form 3 jointly as a group. All shares owned indirectly by Mr. Edwards, PAI LLC and PAI Corp are held in client accounts, and Mr. Edwards, PAI LLC and PAI Corp disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. No client account of PAI LLC owns more than ten percent of the outstanding stock of the Issuer.

(2) At the end of December 2000, Mr. Edwards owned 70,935 shares directly and 1,442,300 shares indirectly through PAI. At the end of December 2000, PAI owned 1,442,300 shares indirectly through client accounts including the accounts of investment limited partnerships of which PAI acts as general partner. No client account of PAI owns more than ten percent of the outstanding stock of the Issuer.

Dated: February 8, 2001

PALO ALTO INVESTORS By: /s/ William L. Edwards William L. Edwards, President	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, Manager By: /s/ William L. Edwards William L. Edwards, President
William L. Edwards **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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Joint Filer Information

Name: Palo Alto Investors, LLC

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: PharmChem Laboratories, Inc. (PCHM)

Statement for Month/Year: March 3, 2000

Signature: Palo Alto Investors, LLC

By: Palo Alto Investors, a California corporation, Manager

By: /s/ William L. Edwards

William L. Edwards, President

Name: Palo Alto Investors, a California corporation

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: PharmChem Laboratories, Inc. (PCHM)

Statement for Month/Year: March 3, 2000

Signature: Palo Alto Investors, a California corporation

By: /s/ William L. Edwards

William L. Edwards, President

Name: William L. Edwards

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: PharmChem Laboratories, Inc. (PCHM)

Statement for Month/Year: March 3, 2000

Signature: /s/ William L. Edwards

William L. Edwards